VIRALYTICS LTD
ONCOLYTIC VIRUSES

SEC Mail Processing
Section

NOV 16 2009

Washington, DC
110

9 November 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

[redacted]

09047366

Attention: Mr. Elliot Staffin

SUPPL

Re: Viralytics Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

11/24

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement
29 October 2009

Viralytics adds Major Australian Hospital to Cancer Study

South Australia's largest hospital, the Royal Adelaide, has joined forces with Sydney based cancer research company Viralytics (VLA) for a landmark trial into a revolutionary treatment for head and neck cancer.

The Phase I trial will examine the safety of using the common cold virus, trademarked as CAVATAK, to fight tumours involved in a range of head and neck cancers.

Leading oncologist, Dr Anne Taylor, said the Royal Adelaide Hospital was now recruiting patients. It joins the Calvary Mater Hospital in Newcastle and Fremantle Hospital in Western Australia as principal testing sites.

Dr Taylor said the hospital was looking forward to the collaboration and hoped it would play a part in unveiling virotherapy (the use of common viruses to attack a range of cancers) as an accepted treatment for late stage head and neck cancers.

"We have limited treatments to offer patients with late stage head and neck cancer and are pleased to be conducting a study with a novel treatment that may benefit our patients in the future. Our optimism is based on good preclinical data to suggest viruses can be utilized to kill cancer cells," Dr Taylor said.

Viralytics' managing director, Mr Bryan Dulhunty, said trials into the use of virotherapy were now gaining momentum internationally, with two overseas companies already undertaking Phase III studies of their respective oncolytic viruses. Not before too long we believe there will be three main regimes for treating cancer - chemotherapy, radiotherapy and virotherapy," he said.

"Compared to currently available conventional treatments for cancer, numerous studies have highlighted that virotherapy is very well tolerated. Early studies are reinforcing that oncolytic viruses can significantly reduce the size of tumours and in some cases, completely eradicate them."

This current clinical trial employing virotherapy as a potential treatment for head and neck cancer follows the company's recent completion of a Phase I trial into the use of CAVATAK as an anti-cancer agent for metastatic melanoma.

A full clinical report into the melanoma investigation is expected to be released early next year.

Viralytics' has also recently announced plans to move toward a Phase II investigational new drug application in the United States.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Enquiries
Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

About Viralytics Ltd: Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

15 September 2009

Dear Sir

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

On 14 September 2009, Viralytics Ltd (ASX:VLA) issued 3,504,673 fully paid ordinary shares upon partial conversion of a Convertible Note (Shares).

VLA hereby gives notice under section 708A(5)(e) of the Corporations Act (Act) that:

1. VLA issued the Shares without disclosure under Part 6D.2 of the Corporations Act;
2. As at 14 September 2009 VLA has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to VLA; and
   b. section 674 of the Act; and
3. As at 14 September 2009 there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Sarah Prince
Company Secretary
Viralytics Ltd

ASX Announcement
15 September 2009

PARTIAL CONVERSION OF CONVERTIBLE NOTE

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that La Jolla Cove Investors, Inc have converted A$75,000 (US$64,748) of their Convertible Note into 3,504,673 fully paid ordinary shares. This is the seventh conversion which brings the total conversion of the Convertible Note to A$315,000.

The Company has drawn down US$750,000 under the Convertible Note. Following this conversion there remains US$490,501 outstanding under the Convertible Note.

In addition, 782,913 fully paid ordinary shares have been issued upon exercise of 782,913 of the Company's Listed Options. The options were issued under the Options Rights Issue earlier in the year with an exercise price of $0.03 each, expiring 29 June 2010.

An Appendix 3B in relation to the issue of shares is attached.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Fully paid ordinary shares 2. Fully paid ordinary shares 3. N/A – Lapse of Unlisted Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 3,504,673 2. 782,913 3. (1,000,000)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares 2. Exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010 3. Unlisted Options with exercise price $0.44, expired 30 August 2009.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. Yes 2. Yes 3. N/A
5	Issue price or consideration	1. $75,000 in total 2. $23,487.05 in total 3. N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Issued on partial conversion of the Convertible Note between the Company and La Jolla Cove Investors, Inc as announced to the market on 12 June 2009. 2. Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010. 3. Lapse of Unlisted Options with exercise price $0.44, expired 30 August 2009.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 14 September 2009 2. 14 September 2009 3. N/A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	315,787,825	Ordinary shares fully paid
		91,401,306	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	17,550,000	Unlisted Options
		20,000	Unlisted employee share scheme options
		1	Convertible Note (Original value US$1.5M, US$750,000 drawn down and US$259,499 converted. Balance of Convertible Note drawn down is US$490,501.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The same policy will apply as for all existing quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their	N/A

+ See chapter 19 for defined terms.

	entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 September 2009
Company Secretary

Print name: Sarah Prince

== == == == ==

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement
22 September 2009

Viralytics completes Phase I Melanoma trial

Viralytics Limited (ASX: VLA, OTC: VRACY) is pleased to announce that the last patient of the Company's second Phase I Melanoma trial has completed the study.

A fully integrated clinical trial report is currently being prepared.

Managing director, Bryan Dulhunty, said the Phase I trials using the trademarked common cold virus, known as CAVATAK, were expected to show the treatment was well tolerated and there was sufficient biological activity of CAVATAK for the Company to proceed quickly into Phase II trials.

"Viralytics will now progress with a USA Investigational New Drug (IND) application. The Company has chosen to conduct its planned Phase II melanoma trial under a USA Investigational New Drug (IND) application, as such a clinical trial adds significantly greater value to future licensing partners than a trial undertaken below this regulatory standard" said Mr Dulhunty.

Viralytics' move toward Phase II trials also coincides with growing international recognition of oncolytic virotherapy as a valid cancer treatment.

It was noted that a US based oncolytic virus company working with another virus has just announced it will begin two Phase III intratumoural trials, one for melanoma and one for head and neck cancer.

While this company is using a genetically altered herpes virus that is different to CAVATAK, Mr Dulhunty said this success was further validation for the practice of oncolytic virotherapy.

This means that oncolytic virotherapy, for the first time, is not only being recognised as a novel and interesting anti-cancer therapy, but in this controlled clinical environment has yielded anti-cancer activity on par or better than existing cancer treatment methods.

The potential of oncolytic virotherapy as a well tolerated treatment, with minimal side effects, compared to those observed in conventional chemotherapy, for a wide range of cancers may soon be realised.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Viralytics believes its naturally occurring, non genetically-altered common cold virus (CAVATAK) may possess some potentially superior biological attributes to other viruses being used by competitors in trials.

"It is interesting to note that Viralytics' two most advanced intratumoural clinical trials are also in late stage Melanoma and Head and Neck cancer," Mr Dulhunty said.

Virotherapy is fast gaining the attention of leading oncologists and major Australian hospitals (7) as shown by the increasing number of sites engaged in the Viralytics program.

Such levels of support from the medical community highlight the growing clinical acceptance of Viralytics oncolytic virus technology.

Enquiries
Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

About Viralytics Ltd: Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

24 September 2009

Dear Sir

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

On 23 September 2009, Viralytics Ltd (ASX:VLA) issued 3,333,333 fully paid ordinary shares upon partial conversion of a Convertible Note (Shares).

VLA hereby gives notice under section 708A(5)(e) of the Corporations Act (Act) that:

1. VLA issued the Shares without disclosure under Part 6D.2 of the Corporations Act;
2. As at 23 September 2009 VLA has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to VLA; and
   b. section 674 of the Act; and
3. As at 23 September 2009 there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Sarah Prince
Company Secretary
Viralytics Ltd

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement
24 September 2009

PARTIAL CONVERSION OF CONVERTIBLE NOTE

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that La Jolla Cove Investors, Inc have converted A$75,000 (US$65,415) of their Convertible Note into 3,333,333 fully paid ordinary shares. This is the eighth conversion which brings the total conversion of the Convertible Note to A$390,000 (US$324,914).

The Company has drawn down US$750,000 under the Convertible Note. Following this conversion there remains US$425,086 outstanding under the Convertible Note.

An Appendix 3B in relation to the issue of shares is attached.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,333,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$75,000 in total
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on partial conversion of the Convertible Note between the Company and La Jolla Cove Investors, Inc as announced to the market on 12 June 2009.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 September 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	319,121,158	Ordinary shares fully paid
		91,401,306	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	17,550,000	Unlisted Options
		20,000	Unlisted employee share scheme options
		1	Convertible Note (Original value US$1.5M, US$750,000 drawn down and US$324,914 converted. Balance of Convertible Note drawn down is US$425,086.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The same policy will apply as for all existing quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their	N/A

	entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 September 2009
Company Secretary

Print name: Sarah Prince

== == == == ==

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement
12 October 2009

PARTIAL CONVERSION OF CONVERTIBLE NOTE

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that La Jolla Cove Investors, Inc have converted A$80,000 (US$72,579) of their Convertible Note into 3,555,556 fully paid ordinary shares. This is the ninth conversion which brings the total conversion of the Convertible Note to A$470,000 (US$397,493).

The Company has drawn down US$750,000 under the Convertible Note. Following this conversion there remains US$352,507 outstanding under the Convertible Note.

An Appendix 3B in relation to the issue of shares is attached.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

12 October 2009

Dear Sir

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

On 12 October 2009, Viralytics Ltd (ASX:VLA) issued 3,555,556 fully paid ordinary shares upon partial conversion of a Convertible Note (Shares).

VLA hereby gives notice under section 708A(5)(e) of the Corporations Act (Act) that:

1. VLA issued the Shares without disclosure under Part 6D.2 of the Corporations Act;
2. As at 12 October 2009 VLA has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to VLA; and
   b. section 674 of the Act; and
3. As at 12 October 2009 there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Sarah Prince
Company Secretary
Viralytics Ltd

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,555,556
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$80,000 in total
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on partial conversion of the Convertible Note between the Company and La Jolla Cove Investors, Inc as announced to the market on 12 June 2009.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 October 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
322,676,714	Ordinary shares fully paid
91,401,306	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	17,550,000 20,000 1	Unlisted Options Unlisted employee share scheme options Convertible Note (Original value US$1.5M, US$750,000 drawn down and US$397,493 converted. Balance of Convertible Note drawn down is US$352,507.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The same policy will apply as for all existing quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their	N/A

+ See chapter 19 for defined terms.

	entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 October 2009
Company Secretary

Print name: Sarah Prince

== == == == ==

+ See chapter 19 for defined terms.

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement
8 October 2009

HEAD AND NECK TRIAL UPDATE

Viralytics receives approval to commence new cancer study in Western Australia

Viralytics Limited (ASX: VLA, OTC: VRACY) is pleased to announce that a second hospital has commenced recruitment of patients for the Company's Phase I CAVATAK™ trial for the treatment of Head and Neck cancer.

Dr Phillip Claringbold of the Fremantle Hospital has now commenced recruiting patients for the trial following site initiation and ethics approval from the South Metropolitan Area Health Service, Western Australia.

Viralytics commenced this Phase I trial in Newcastle earlier this year.

Site initiation at three other new hospitals are planned for later this month. As there are only 7 patients remaining to be recruited for this trial, trial completion can be expected to move ahead rapidly.

Mr Dulhunty said "The validation of virotherapy as a future treatment for a range of cancers types was further advanced this week with the announcement of a Phase III Head and Neck trial in the US using a combination of virotherapy and chemotherapy. Previously two Phase III trials were announced using virotherapy on its own."

As Viralytics' most clinically advanced studies are in Melanoma and Head and Neck cancer, the Company is well positioned to benefit from these advanced studies using virotherapy.

As outlined to the market on 22 September 2009, Viralytics is progressing its own program towards a Phase II Investigational New Drug (IND) application in the US following the recent completion of the Company's Phase I Melanoma trial.

Enquiries
Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

About Viralytics Ltd: Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

NOTICE OF 2009 ANNUAL GENERAL MEETING
VIRALYTICS LIMITED ABN 12 010 657 351

Notice is given that the Annual General Meeting (AGM) of shareholders of Viralytics Limited (the Company) will be held at The Royal Automobile Club of Australia, 89 Macquarie Street, Sydney NSW 2000 on Tuesday, 24 November 2009 commencing at 11.30am.

A. CONSIDERATION OF REPORTS

To receive and consider the Financial Report, the Directors' Report and the Independent Audit Report of the Company for the financial year ended 30 June 2009.

Unless the Company's Share Registry has been notified otherwise, shareholders will not be sent a hard copy of the Annual Report. All shareholders can view the Annual Report, which contains the Financial Report for the year ended 30 June 2009 on the website of the Company (www.viralytics.com), under Investor Centre / Annual Reports.

B. QUESTIONS AND COMMENTS

Following the consideration of Reports, the Chairman will give shareholders a reasonable opportunity to ask questions about or comment on the management of the Company.

The Chairman will also give shareholders a reasonable opportunity to ask the Auditor questions relevant to:

(a) the conduct of the audit;
(b) the preparation and content of the Independent Audit Report;
(c) the accounting policies adopted by the Company in relation to the preparation of the financial statements; and
(d) the independence of the Auditor in relation to the conduct of the audit.

The Chairman will also give the Auditor a reasonable opportunity to answer written questions submitted by shareholders that are relevant to the content of the Independent Audit Report or the conduct of the audit. A list of written questions, if any, submitted by shareholders will be made available at the start of the AGM and any written answer tabled by the Auditor at the AGM will be made available as soon as practicable after the AGM.

C. ITEMS FOR APPROVAL

1. Re-election of Peter Molloy

To consider and, if thought fit, to pass the following as an ordinary resolution of the Company:

"That Peter Molloy, who retires in accordance with clause 16.1 of the Company's Constitution, and having offered himself for re-election and being eligible, is hereby re-elected as a Director of the Company."

2. Re-election of Paul Hopper

To consider and, if thought fit, to pass the following as an ordinary resolution of the Company:

"That Paul Hopper, who retires in accordance with clause 16.1 of the Company's Constitution, and having offered himself for re-election and being eligible, is hereby re-elected as a Director of the Company."

3. Remuneration Report

To consider and, if thought fit, to pass the following as an advisory resolution of the Company:

"That, the Company's Remuneration Report for the financial year ended 30 June 2009 (set out in the Directors' Report) be adopted."

4. Approval for the issue of options to Mr Bryan Dulhunty

To consider and, if thought fit, to pass the following as an ordinary resolution of the Company:

"That, for the purposes of section 208 of the Corporations Act and ASX Listing Rule 10.11 and in accordance with ASX Listing Rule 10.13, the Company be authorised to offer to Mr Bryan Dulhunty (or his nominee), 2,000,000 options in the capital of the Company, the terms of which are set out in the Explanatory Memorandum accompanying this Notice of Meeting."

Note: If approval is obtained under ASX Listing Rule 10.11, approval is not required under ASX Listing Rule 7.1, as set out in the Explanatory Memorandum.

<u>Voting Exclusion Statement</u>

In accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on Resolution 4 by Mr Bryan Dulhunty and his associates.

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote in accordance with the direction on the proxy form to vote as the proxy decides.

By order of the Board

Sarah Prince
Company Secretary
20 October 2009

ENTITLEMENT TO ATTEND AND VOTE

In accordance with Reg 7.11.37 of the Corporations Regulations 2001, the Board has determined that persons who are registered holders of shares of the Company as at 7:00pm (Sydney time) on 22 November 2009 will be entitled to attend and vote at the Meeting as a shareholder.

If more than one joint holder of shares is present at the Meeting (whether personally, by proxy or by attorney or by representative) and tenders a vote, only the vote of the joint holder whose name appears first on the register will be counted.

VOTING BY PROXY

If you are a shareholder entitled to attend and vote, you may appoint an individual or a body corporate as a proxy. If a body corporate is appointed as a proxy, that body corporate must ensure that it appoints a corporate representative in accordance with section 250D of the Corporations Act to exercise its powers as proxy at the Meeting.

A proxy need not be a shareholder of the Company. A shareholder may appoint up to two proxies and specify the proportion or number of votes each proxy may exercise. If the shareholder does not specify the proportion or number of votes to be exercised, each proxy may exercise half of the shareholder's votes.

To be effective, the proxy must be received at the share registry of the Company no later than 11.30am (Sydney time) on 22 November 2009. Proxies must be received before that time by one of the following methods:

By post:	Link Market Services Limited Locked Bag A14 Sydney South NSW 1235
By facsimile:	In Australia (02) 9287 0309 From outside Australia +61 2 9287 0309
By delivery:	Link Market Services Limited Level 12, 680 George Street Sydney South NSW 2000
Online:	www.linkmarketservices.com.au

To be valid, a proxy must be received by the Company in the manner stipulated above. The Company reserves the right to declare invalid any proxy not received in this manner.

Voting by Attorney

A proxy form and the original power of attorney (if any) under which the proxy form is signed (or a certified copy of that power of attorney or other authority) must be received by the Company no later than 11.30am (Sydney time) on 22 November 2009 being 48 hours before the AGM.

Corporate Representatives

A body corporate which is a shareholder, or which has been appointed as a proxy, is entitled to appoint any person to act as its representative at the Meeting. The appointment of the representative must comply with the requirements under section 250D of the Corporations Act. The representative should bring to the Meeting a properly executed letter or other document confirming its authority to act as the company's representative.

EXPLANATORY NOTES

This Explanatory Statement has been prepared for the information of shareholders of the Company (Shareholders) in relation to the business to be conducted at the Company's 2009 Annual General Meeting.

The purpose of this Explanatory Statement is to provide Shareholders with information that is reasonably required by Shareholders to decide how to vote upon the resolutions. The Directors recommend that Shareholders read this Explanatory Statement before determining whether or not to support the Resolutions.

All of the resolutions to be voted on are ordinary resolutions. An ordinary resolution requires a simple majority of votes cast by shareholders entitled to vote on the resolution.

RESOLUTION 1: RE-ELECTION OF PETER MOLLOY

Peter Molloy was appointed as a Director of the Company in accordance with clause 13.2 of the Company's Constitution on 29 September 2008 and was re-elected by the Company's shareholders at the 2008 Annual General Meeting.

In accordance with clause 16.1 of the Company's Constitution, Mr Molloy retires and, being eligible, offers himself for re-election as a Director. Mr Molloy is an Independent, Non-Executive Director of Viralytics.

Mr Molloy is a successful Australian pharmaceutical and biotechnology executive and now a US-based industry consultant and director. In addition to Viralytics, he is a Director of Synthesis Med Chem USA Inc (www.synmedchem.com).

Based in California, Mr Molloy was most recently the Managing Director and CEO of Biota Holdings Limited (2002-2005), Australia's premier antiviral drug development company. His previous executive roles in the biotechnology sector included President & CEO of SLIL Biomedical Corp, a Madison Wisconsin based cancer and viral research company; Managing Director and CEO of Florigene Limited, a Melbourne based biotechnology company focused on genetic modification of plants; and President of Moleculon Inc, a Boston based transdermal drug delivery company.

Mr Molloy has lived and worked in the US for more than 12 years. In addition to this valuable US perspective, he brings considerable big pharmaceutical company experience. He worked as a pharmaceutical marketing executive for 17 years (1979-1996) with his last role as Vice President of Strategic Marketing for Pharmacia. Pharmacia at the time was one of the top 20 global pharmaceutical companies (now part of Pfizer). Over the years Mr Molloy has been involved in the licensing, clinical development and launch of many new pharmaceutical products in Australia. At Pharmacia he was responsible for evaluating new drug candidates and coordinating the launch and marketing strategy for more than 50 pharmaceuticals across 23 countries.

Mr Molloy is a fellow of the Australian Institute of Company Directors and has served on several Australian and US boards, both as managing director and non executive director, including as chairman of two international businesses. He has been a consultant to several Australian and US companies and a guest speaker on licensing and business development at industry meetings including BIO, the Australian Biotech Summit and Ausbiotech. He holds a BSc in Microbiology and Biochemistry from the University of Melbourne and an MBA from the University of Adelaide.

The Directors, with Mr Molloy abstaining, unanimously recommend that Shareholders vote in favour of this Resolution.

RESOLUTION 2: RE-ELECTION OF PAUL HOPPER

Paul Hopper was appointed as a Director of the Company in accordance with clause 13.2 of the Company's Constitution on 4 September 2008 and was re-elected by the Company's shareholders at the 2008 Annual General Meeting.

In accordance with clause 16.1 of the Company's Constitution, Mr Hopper retires and, being eligible, offers himself for re-election as a Director. Mr Hopper is an Independent, Non-Executive Director and the Chairman of Viralytics.

Mr Hopper has over 20 years experience in the management and funding of biotechnology and healthcare public companies with extensive capital markets experience in equity and debt raisings in Australia, Asia, US and Europe.

His sector experience has covered a number of therapeutic areas including anti-bacterials, medical devices, antibodies, inflammation and oncology, with a particular emphasis on cancer vaccines. Mr Hopper is also a Director of Boston based pSivida Corp (NASDAQ:PSDV) a drug delivery company in Phase III trials for ophthalmology, Philadelphia based Fibrocell Sciences (OTC:FCSC) which has filed a BLA for a cosmetic cell therapy, Somnomed Limited (ASX:SOM) which globally manufactures and markets a dental device for sleep disorders. He is a Managing Director at the Los Angeles merchant bank Cappello Capital.

Mr Hopper has served on the boards of over one dozen listed biotechnology and healthcare companies in the US and Australia including as Executive Chairman of Bone Medical Limited, Director of Advanced Biotherapy Inc, Managing Director of Australian Cancer Technology Limited, Director of Medaire Ltd and Managing Director of Alpha Healthcare Limited. He is based in Los Angeles.

The Directors, with Mr Hopper abstaining, unanimously recommend that Shareholders vote in favour of this Resolution.

RESOLUTION 3: REMUNERATION REPORT

Section 250R(2) of the Corporations Act 2001 requires the shareholders to vote on an advisory resolution that the Remuneration Report (the Report) be adopted.

The Report details the remuneration policy for the Company and reports the remuneration arrangements for Key Management Personnel (identified for the purposes of the Accounting Standards) and other Viralytics employees. The Report is available from page 11 in the Company's Annual Report which can be viewed in the "Investor Centre / Annual Reports" section of the Company's website (www.virlaytics.com).

The Chairman will give shareholders a reasonable opportunity to ask questions about or make comments on the Report.

The Directors unanimously recommend Shareholders vote in favour of this advisory resolution.

RESOLUTION 4: APPROVAL FOR THE ISSUE OF OPTIONS TO MR BRYAN DULHUNTY

The Company proposes to issue to Mr Bryan Dulhunty or his nominee, 2 tranches of options exercisable at the **higher of** 15% above the 10 day volume weighted average price preceding the date of issue of the options or 3 cents. Each tranche of options has an exercise cost of $30,000 (1,000,000 options exercisable at 3 cents). The first tranche vests immediately and the second tranche vests 12 months from the grant date. Both tranches expire in 3 years.

ASX Listing Rule 10.11 requires the approval of ordinary shareholders to issue securities to a related party. A director is a "related party" for the purposes of listing rule 10.11. The following information is provided to members for the purpose of ASX Listing Rule 10.11:

- The options are to be issued to Mr Bryan Dulhunty (or his nominee). Mr Dulhunty is a director of the Company.
- The maximum number of options to be issued is 2,000,000. If exercised, each option will entitle Mr Dulhunty (or his nominee) to acquire 1 ordinary share in the capital of the Company.
- The options will be issued by the Company no later than 1 month after the date of this Annual General Meeting.
- The options will be exercisable in multiples of 10,000. All options not exercised by such date will lapse.
- Notwithstanding the conditions set out above, the options will immediately vest and become exercisable in the event of a takeover of the Company.
- No amount will be payable on the grant of an option. An exercise price being the higher of 15% above the 10 day volume weighted average price preceding the date of issue of the options or 3 cents is payable on exercise.
- All funds raised by the Company from the exercise of the options will be used for general working capital purposes.
- The options do not confer the right to participate in any new issue of shares without first exercising the options then available to be exercised, and then only to the extent of ordinary shares then held by him.
- If there is any re-organisation (including consolidation, subdivision, reduction or return of issued capital of the Company), the number of options and/or the exercise price will be adjusted by the Company in accordance with the ASX Listing Rules or (if no such rules exist) in a manner which will not advantage or disadvantage either director as compared to ordinary shareholders.
- The options are not transferable.
- All shares issued pursuant to the exercise of options will, subject to the Constitution of the Company, rank in all respects (other than in respect of dividends, rights issues or bonus issues declared prior to allotment) *pari passu* with the existing shares at the date of issue and allotment.
- The options will not be quoted on the ASX. The Company intends to apply to the ASX for quotation of any shares acquired on exercise of the options.
- A voting exclusion statement is set out under the Resolution.

Valuation

AASB 2 and IFRS Standard (No. 2) deal with share based payments. Consistent with those standards, the Company discloses the following information concerning the value

of the options to be issued to each director. A fair value for the options to be issued has been calculated using the Australian Taxation Office valuation methodology which is based on the Black Scholes methodology of valuation. The assumptions used in the methodology are set out below, with an adjustment to the expected life of the option to take account of limitations on transferability. The Board believes this valuation model to be appropriate to the circumstances and has not used any other valuation or other models in proposing the terms of the options.

The Board draws members' attention to the fact the stated valuation does not constitute and should not be taken as audited financial information. The reportable value of the employee benefit expense in subsequent financial periods may vary due to a range of timing and other factors. In particular, the figures are relevant to 19 October 2009, the day immediately preceding the Board approval for the issue of options subject to member approval.

Share Price 30 September 2009	$0.03
Volatility	210 %
Dividend yield (estimate)	Nil %
Expiry date	3 years from the date of issue
Exercise (strike) price:	Higher of 15% above the 10 day volume weighted average price preceding the date of issue of the options
Option Value	**4.4% ($2,640)**
Number of options issued	2,000,000
Employee benefit expense	**$2,640**

Remuneration

The following table sets out the remuneration received by Bryan Dulhunty for the year ended 30 June 2009 to whom it is proposed to issue options:

Annual salary	$220,000
Superannuation	$19,800

Existing interests and the dilutionary effect on other members' interests

The effect that the exercise of the options will have on the interests of Mr Bryan Dulhunty relative to other members' interests is set out in the following table. The table assumes no further issues of shares in, or reconstruction of the capital of the Company during the time between issue and exercise of the options.

As at the Date of this Notice of Meeting	
The total number of shares on issue in the capital of the Company	319,121,158
Shares currently held by Mr Bryan Dulhunty (including indirect interests)	1,187,500

Options held by Mr Bryan Dulhunty prior to Annual General Meeting (including indirect interest)	
Exercisable (cost of exercise $75,000)	750,000
Non exercisable(cost of exercise $475,000)	1,250,000
Options to be issued under this resolution to Mr Bryan Dulhunty following Annual General Meeting	2,000,000
Shares that will be held following the exercise of all options held by Mr Bryan Dulhunty	5,187,500
% of shares that would be held by Mr Bryan Dulhunty assuming all other options held by other parties were not exercised	1.6 %
% of shares that would be held by Mr Bryan Dulhunty assuming all other options held by other parties were exercised (fully diluted basis)	1.2 %

For corporate governance reasons, because this resolution relates to options proposed to be issued to a Director, your Directors make no recommendation in respect of your vote on this resolution.

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement
19 October 2009

PARTIAL CONVERSION OF CONVERTIBLE NOTE

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that La Jolla Cove Investors, Inc have converted A$110,000 (US$100,430) of their Convertible Note into 4,417,671 fully paid ordinary shares. This is the tenth conversion which brings the total conversion of the Convertible Note to A$580,000 (US$510,589.79).

The Company has drawn down US$850,000 under the Convertible Note. Following this conversion there remains US$339,410.21 outstanding under the Convertible Note.

In addition, 38,502 fully paid ordinary shares have been issued upon exercise of 38,502 of the Company's Listed Options. The options were issued under the Options Rights Issue earlier in the year with an exercise price of $0.03 each, expiring 29 June 2010.

An Appendix 3B in relation to the issue of shares is attached.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

19 October 2009

Dear Sir

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

On 16 October 2009, Viralytics Ltd (ASX:VLA) issued 4,417,671 fully paid ordinary shares upon partial conversion of a Convertible Note (Shares).

VLA hereby gives notice under section 708A(5)(e) of the Corporations Act (Act) that:

1. VLA issued the Shares without disclosure under Part 6D.2 of the Corporations Act;
2. As at 16 October 2009 VLA has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to VLA; and
   b. section 674 of the Act; and
3. As at 16 October 2009 there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Sarah Prince
Company Secretary
Viralytics Ltd

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Fully paid ordinary shares 2. Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 4,417,671 2. 38,502
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares 2. Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. Yes 2. Yes
5	Issue price or consideration	1. $110,000.00 in total 2. $1,155.06 in total
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Issued on partial conversion of the Convertible Note between the Company and La Jolla Cove Investors, Inc as announced to the market on 12 June 2009. 2. Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 16 October 2009 2. 16 October 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
327,132,887	Ordinary shares fully paid
91,362,804	Listed Options (expiring 29 June 2010, exercise price $0.03)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	17,550,000	Unlisted Options
		20,000	Unlisted employee share scheme options
		1	Convertible Note (Original value US$1.5M, US$850,000 drawn down and US$510,589.79 converted. Balance of Convertible Note drawn down is US$339,410.21.)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The same policy will apply as for all existing quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their	N/A

+ See chapter 19 for defined terms.

	entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 October 2009
Company Secretary

Print name: Sarah Prince

== == == == ==

+ See chapter 19 for defined terms.

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement
29 October 2009

Viralytics adds Major Australian Hospital to Cancer Study

South Australia's largest hospital, the Royal Adelaide, has joined forces with Sydney based cancer research company Viralytics (VLA) for a landmark trial into a revolutionary treatment for head and neck cancer.

The Phase I trial will examine the safety of using the common cold virus, trademarked as CAVATAK, to fight tumours involved in a range of head and neck cancers.

Leading oncologist, Dr Anne Taylor, said the Royal Adelaide Hospital was now recruiting patients. It joins the Calvary Mater Hospital in Newcastle and Fremantle Hospital in Western Australia as principal testing sites.

Dr Taylor said the hospital was looking forward to the collaboration and hoped it would play a part in unveiling virotherapy (the use of common viruses to attack a range of cancers) as an accepted treatment for late stage head and neck cancers.

"We have limited treatments to offer patients with late stage head and neck cancer and are pleased to be conducting a study with a novel treatment that may benefit our patients in the future. Our optimism is based on good preclinical data to suggest viruses can be utilized to kill cancer cells," Dr Taylor said.

Viralytics' managing director, Mr Bryan Dulhunty, said trials into the use of virotherapy were now gaining momentum internationally, with two overseas companies already undertaking Phase III studies of their respective oncolytic viruses. Not before too long we believe there will be three main regimes for treating cancer - chemotherapy, radiotherapy and virotherapy," he said.

"Compared to currently available conventional treatments for cancer, numerous studies have highlighted that virotherapy is very well tolerated. Early studies are reinforcing that oncolytic viruses can significantly reduce the size of tumours and in some cases, completely eradicate them."

This current clinical trial employing virotherapy as a potential treatment for head and neck cancer follows the company's recent completion of a Phase I trial into the use of CAVATAK as an anti-cancer agent for metastatic melanoma.

A full clinical report into the melanoma investigation is expected to be released early next year.

Viralytics' has also recently announced plans to move toward a Phase II investigational new drug application in the United States.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Enquiries
Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

About Viralytics Ltd: Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Rule 4.7B

SEC Mail Processing
Section

NOV 16 2009

Washington, DC
110

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Viralytics Limited

ABN	Quarter ended ("current quarter")
12 010 657 351	30 September 2009

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(178)	(178)
		(b) consultants	(6)	(6)
		(c) research and development	(370)	(370)
		(d) leased assets	-	-
		(e) other working capital	(263)	(263)
		(f) intellectual property/patent costs	(25)	(25)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		6	6
1.5	Interest and other costs of finance paid		(7)	(7)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material) R&D Tax Refund		-	-
	Net operating cash flows		**(843)**	**(843)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(843)**	**(843)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(3)	(3)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a)businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e)other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(3)**	**(3)**
1.14	**Total operating and investing cash flows**	**(846)**	**(846)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	30	30
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other – Convertible Note Drawdown – refer to notes under financing facilities section below	617	617
	Other – Cost of Fund Raising	(115)	(115)
	Net financing cash flows	**532**	**532**
	Net increase (decrease) in cash held	**(314)**	**(314)**
1.21	Cash at beginning of quarter/year to date	1,311	1,311
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	**997**	**997**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	110
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Convertible Note (1)	5,960	929
3.2	Credit standby arrangements	-	-

(1) In June 2009 the Company entered into a convertible note facility with La Jolla Cove Investors Inc. (LJCI) which provided for a maximum investment of USD$6.0 million over 2 years, at a monthly drawdown rate of USD$250,000. Under the terms of the facility agreement, for the first 120 days (until 8 October 2009), VLA's drawdown's were solely at the discretion of LJCI. Three drawdown's of USD$250,000 each were made in June, July and August.

Following discussions with LJCI, the parties agreed that due to market conditions the September funding would be made at a later date and only USD$100,000 of funding was needed in both October 2009 and November 2009. As at 30 September USD$750,000 of the USD$6 million facility had been drawdown. Funds available to be drawdown at 30 September were USD$5.25m (AUD$5.96m using a 30 September closing exchange rate of 0.880).

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	997	997
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	997	997

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Original Signed...Date 30 October 2009

(Director)

Print name: Bryan Dulhunty..

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement
2nd November 2009

Viralytics opens second site to accelerate Intravenous Clinical Study in Melanoma, Breast and Prostate cancers

---

Viralytics Limited (ASX: VLA, OTC: VRACY) is pleased to announce a major New South Wales hospital has been named as a second site to trial a novel late stage anti-cancer therapy using a common cold virus to target and attack tumours.

Sydney's St George Hospital will begin Phase I trials of intravenous virotherapy using the trademarked virus CAVATAK™, in collaboration with the anti-cancer therapeutics company, Viralytics.

Leading oncologist, Dr Winston Liauw, from Sydney's St George Hospital said patients were being recruited from the greater Sydney metropolitan area and he was enthusiastic about the study.

"This is a novel treatment approach to late stage cancer that holds great promise. Starting our collaboration with Viralytics at Phase I of the development means we can contribute significantly to the knowledge and success of the CAVATAK™ product"

The addition of St George Hospital is expected to accelerate patient recruitment.

Viralytics' Managing Director, Mr Bryan Dulhunty, said: "We are very pleased to have been able to establish a collaboration with Dr Liauw and St George Hospital. This will provide valuable information about CAVATAK™ as we progress towards our Phase II program and FDA discussions.

Our clinical program is well underway to providing a solid basis of data to underpin our Phase II program."

"Our Phase I intratumoural injection of CAVATAK™ to late stage melanoma patients is now complete and we are actively recruiting for our remaining Phase I study in Head and Neck cancer in multiple sites across Australia."

Virotherapy is fast gaining recognition around the world, with international researchers also using common viruses to target a range of cancers.

Mr Dulhunty said trials into the use of virotherapy were now gaining momentum internationally, with two overseas companies already undertaking Phase III studies of their respective oncolytic viruses. We expect to see, not too far into the future, three main regimes for treating cancer - chemotherapy, radiotherapy and virotherapy.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Compared to currently available conventional treatments for cancer, numerous studies have highlighted that virotherapy is very well tolerated. Early studies are reinforcing that oncolytic viruses can significantly reduce the size of tumours and in some cases, completely eradicate them.

Viralytics has announced plans to move toward a Phase II Investigational New Drug application in the United States.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

About Viralytics Ltd: Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

VIRALYTICS LTD

ONCOLYTIC VIRUSES

A NEW HOPE FOR CANCER TREATMENT

ASX Announcement
6 November 2009

Leading US Virologist joins VLA's Clinical and Scientific Advisory Board

Viralytics Limited (ASX: VLA, OTC: VRACY): A leading international cancer researcher has been appointed to the Clinical and Scientific Advisory Board of Sydney based cancer research company Viralytics.

Professor Flossie Wong-Staal is currently the chief scientific officer and executive vice president of California based iTherX Pharmaceuticals.

She has been named as one of the top 50 women in science, and was elected to the Institute of Medicine of the National Academy of Science USA.

Viralytics' Managing Director, Mr Bryan Dulhunty, said this high profile appointment was a coup for the Company in implementing its plans to move to phase II trials.

"Professor Wong-Staal is a highly recognised and highly respected international researcher in the field of molecular virology and novel anti-cancer therapeutics," he said.

"We are confident she will help steer Viralytics forward, as the Company moves toward lodging an Investigational New Drug (IND) trial application for its technology in the US."

Viralytics is the only Australian company developing virotherapy as a treatment for cancer.

The Company has trademarked the common cold virus as CAVATAK™. Early studies indicate this virus has a strong effect on cancers including breast, prostate, melanoma and head and neck cancers. Unlike other accepted cancer treatments, virotherapy also has the potential to be non-toxic.

Professor Wong-Staal said the technology was exciting and promising as a novel cancer therapy. Its unique dual mechanism involves attacking the tumour directly as well as enhancing the body's immune system to do so.

Viralytics expects to make further high profile appointments to its clinical advisory board to help propel its phase II research.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

About Viralytics Ltd: Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351